

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
Douglas N. Currault II
Assistant General Counsel and Assistant Secretary
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, LA 70112

>   **Re: McMoRan Exploration Co.**
>   **Schedule TO-I**
>   **Filed June 4, 2013**
>   **File No. 005-54951**

Dear Mr. Currault:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

1.   Refer to the following statement: "The Repurchase Right Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful." Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company purports to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. See also the Commission's guidance in Exchange Act Release No. 34-58597, Part II.G.1 (September 19, 2008).

2.   Refer to the following statement: "The delivery of the Repurchase Right Materials shall not under any circumstances create any implication that the information contained in the Repurchase Right Materials is current as of any time subsequent to the date of such

information." Please revise to clarify that the company will amend the Schedule to reflect any material change in the information previously disclosed, consistent with the company's obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2).

Cautionary Note Regarding Forward-Looking Statements, page 5

3.   Refer to the following statement on page 5: "This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the 'Securities Act'), and Section 21E of the Securities Exchange Act of 1934 (the 'Exchange Act')." Notwithstanding the qualification several lines down on the same page, this reference to the safe harbor provisions of the Private Securities Litigation Reform Act is inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001. Please revise the disclosure accordingly.

4.2 Agreement to Be Bound, page 10

4.   Please delete the language in Section 4.2 requiring the tendering note holder to acknowledge and agree to all of the terms of the Repurchase Right Materials, waive any and all rights with respect to the notes, and release the company from all claims that such holder may have. The provision operates as a disclaimer, waiver of rights, and apparent condition of participation that is inconsistent with Rule 13e-4(f)(8)(i).

5. Right of Withdrawal, page 11

5.   Refer to the following statement on page 11: "Notes tendered for purchase may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on July 18, 2013." Please provide us with an analysis as to how terminating withdrawal rights seven hours prior to the expiration of the offer is consistent with the company's obligation to permit notes tendered for purchase to be withdrawn at any time during the period that the offer remains open. See Rule 13e-4(f)(2)(i).

12. Certain U.S. Tax Considerations, page 13

6.   Please either delete or provide an analysis supporting the reference to Internal Revenue Service Circular 230, as it suggests that note holders may not rely on the discussion of federal tax issues included in the document. In the analysis, please address why the company's disclosure constitutes a "covered opinion." In that regard, we note that Circular 230 specifically carves out written advice included in documents required to be filed with the Securities and Exchange Commission. See Treasury Department Circular No. 230, § 10.35(b)(2)(ii)(B)(3).

13. Additional Information, page 16

7.   We note the company's attempt to incorporate by reference Exchange Act filings made by the company and FCX "subsequent to the date of this Offer to Purchase and prior to 5:30 p.m., New York City time, on the Repurchase Date[.]" Schedule TO does not permit the incorporation by reference of subsequently filed reports. Please revise accordingly and confirm that the company will amend the Offer to Purchase to incorporate any subsequently filed reports. See General Instruction F of Schedule TO and Rules 13e-3(c)(3) and 13e-4(d)(2), which require the disclosure of material changes to the information previously published, sent or given to note holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3317 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Via E-mail
         Monique A. Cenac, Esq.
         Jones Walker LLP